Writer’s Direct Dial: +852 2532 3723 E-Mail: jhan@cgsh.com

August 18, 2014

BY EDGAR AND BY HAND

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation
Draft Registration Statement on Form F-1
Confidentially Submitted June 30, 2014
CIK No. 0001611820

Dear Mr. Shuman:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated July 25, 2014, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 (CIK No. 0001611820) confidentially submitted to the Commission on June 30, 2014 (“Draft No. 1”). For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

This letter is being submitted together with confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). For the convenience of the Staff, we are also sending, by hand, five (5) copies of each of this letter and Draft No. 2 in paper format, marked to show changes from Draft No. 1 as originally confidentially submitted. All page references in the responses set forth below are to the pages of Draft No. 2. In addition to revising Draft No. 1 to address the comments raised by the Staff in your letter, the Company revised Draft No. 2 to update other disclosures, including as a result of the addition of financial statements for the six months ended June 30, 2013 and 2014.

Mr. Mark P. Shuman

August 18, 2014

We would like to thank you on behalf of the entire working group for your review of the draft.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company. In addition, revise your prospectus elsewhere to describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

In response to the Staff’s comment, the Company respectfully advises the Staff that while the Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), it does not plan to take advantage of any benefit accorded to emerging growth companies thereunder. Accordingly, the Company has not revised the prospectus to include related disclosure.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

With respect to the Staff’s comment relating to Section 5(d) of the Securities Act, to the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

With respect to the Staff’s comment relating to Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act, as noted in the response to comment No. 1, the Company does not intend to claim the potential accommodations available to an emerging growth company under the JOBS Act. Accordingly, there are no such materials presented, published or distributed in reliance upon the relevant sections of the Securities Act.

3.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment. The Company will supplementally provide the Staff with an estimated price range sufficiently prior to the commencement of the road show for the proposed offering and include the price range in a subsequent amendment to the Draft Registration Statement publicly filed via EDGAR.

Mr. Mark P. Shuman

August 18, 2014

4.	With respect to all third-party statements in your prospectus, such as from App Annie Limited and IDC, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

In response to the Staff’s comment, the Company hereby submits to the Staff the materials that support third-party statements in the Draft Registration Statement (as Appendix hereto). To expedite the Staff’s review, the Company has marked the materials so that the Staff can easily locate and review the relevant data.

The Company respectfully advises the Staff that no reports were commissioned for use in connection with the Registration Statement. In each case, the Company obtained publicly available reports issued by, and industry research data directly from, App Annie, IDC and/or WCIS, as the case may be, prepared the disclosures for the Registration Statement and received consents from App Annie, IDC and WCIS, respectively, to the exact disclosures and the interpretation of their respective data and/or reports as presented in the Registration Statement.

Prospectus Cover Page

5.	Please revise to identify the sole selling shareholder as the NAVER Corporation, the parent company of Line Corporation that currently holds 100% of the outstanding securities of Line Corporation.

In response to the Staff’s comment, the Company has revised the Prospectus Cover Page to identify NAVER Corporation, the parent company of LINE Corporation that currently holds 100% of the outstanding securities of LINE Corporation, as the sole selling shareholder.

Conventions Used in This Prospectus

6.	Please move the glossary so that it does not appear between the inside cover page and the prospectus summary. Please consider using replacing specialized definitions with short descriptive phrases that you use throughout the text, and also consider whether some of the terms you have included in the glossary have readily understood meanings that do not require legalistic definitions in the disclosure document.

In response to the Staff’s comment, the Company has moved the glossary to page 16 so that the prospectus summary immediately follows the inside cover page, and has removed some of the definitions in the glossary.

Prospectus Summary

7.	Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

In response to the Staff’s comment, the Company respectfully advises the Staff that while it will likely qualify as a “controlled company” under the definition of the applicable stock exchange, the Company does not plan to avail itself of the controlled company exemptions of the applicable exchange and thus believes it is not necessary to add any additional disclosure about its controlled status.

The Company does intend to rely on accommodations for local corporate governance practices available to foreign private issuers under SEC and applicable stock exchange rules. The Company’s draft disclosure relating to such accommodations is addressed in its response to comment No. 13. While the Company may elect to rely on the “controlled company” exemption under applicable stock exchange rules in the event it loses its foreign private issuer status, the Company respectfully advises the Staff that it is highly unlikely for the Company to lose its foreign private issuer status while otherwise maintaining its “controlled company” status given its current business, organization and share ownership structure.

Mr. Mark P. Shuman

August 18, 2014

Summary Risk Factors, page 7

8.	Please consider referencing potential conflicts of interest between the company and NAVER Corporation. For example, some of your senior management have overlapping duties with NAVER Corporation, including the Chairman of the Board of Directors, chief financial officer and a corporate auditor, and you have a jointly owned subsidiary. As a further example, there is no contractual agreement between you and NAVER delineating spheres of operations and NAVER’s current or future products and services could compete with your own.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 to include the information requested by the Staff.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand, page 30

9.	We note that you have a significant number of users in China (see p. 92). Accordingly, identify China as one of those countries in which effective intellectual property protection may not be available.

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to include the information requested by the Staff.

Upon completion of this global offering, NAVER Corporation will own…, page 32

10.	Please consider disclosing that your borrowing arrangement entered into in October 2013 contains a restrictive covenant requiring NAVER Corporation to own 50.1% or more shares of the company. This provision appears to allow NAVER to continue to have substantial control over the company.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 to include the information requested by the Staff.

The Company has also revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Borrowings and Corporate Bonds” on pages 86 and 87 to update the disclosure on the Company’s borrowing arrangements that contain similar restrictive covenants.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes…, page 35

11.	In this risk factor, and in the “United States Federal Income Taxation” section (pp. 150-151), disclose, if true, that you do not intend to provide the information that would enable your shareholders, including your ADS holders, to make a qualified electing fund (“QEF”) election, which election could mitigate the adverse U.S. federal income tax consequences should you be classified as a PFIC.

In response to the Staff’s comment, the Company has revised the disclosure on page 162 to include the information requested by the Staff.

Mr. Mark P. Shuman

August 18, 2014

The requirements of being a public company may strain our resources and divert management’s attention, page 38

12.	Clarify that, as a public company, your consolidated financial statements have been, and will be, prepared in accordance with IFRS as issued by the IASB.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 to add reference to the IASB.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain SEC and New York Stock Exchange or NASDAQ Global Market corporate governance standards applicable to public U.S. companies…, page 38

13.	We note your statement that you have relied on and intend to continue to rely on “some” of the corporate governance exemptions afforded to foreign private issuers under the NYSE and NASDAQ Global Market listing rules. In this risk factor, identify those corporate governance exemptions upon which you have relied and intend to continue to rely.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 to clarify that the Company has relied and intends to continue to rely upon all of the examples of the corporate governance exemptions described on page 41. The Company respectfully advises the Staff that disclosure under “Management – Corporate Governance” on pages 125 through 127 provides further details on the home country practices the Company intends to follow in lieu of applicable SEC rules and the NYSE and NASDAQ Global Market listing standards.

Holders of ADSs have fewer rights than shareholders under Japanese law…, page 39

14.	In this risk factor, or in a separate risk factor, disclose any limitations on an ADS holder’s ability to receive dividends and other distributions (including rights) afforded to your common shareholders.

In response to the Staff’s comment, the Company has added a new risk factor on page 43 that discusses potential limitations on ADS holders’ ability to receive dividends and other distributions afforded to holders of common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Global Footprint and Expansion, page 55

15.	Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. We note that you will use the proceeds from this offering to finance your global expansion. Consider discussing any known material trends, demands, commitments, events and uncertainties related to your global expansion that may pose a risk or threat to the company. Describe the geographic areas in which management intends to focus those expansion efforts and how those expansion efforts will be prioritized.

In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60 to include the information requested by the Staff.

Mr. Mark P. Shuman

August 18, 2014

Key Metrics, page 57

16.	Tell us what consideration you gave to disclosing monthly active paying users, globally and by geographic location. This would appear to be an important indicator of your ability to monetize your user base. We note on page 1 that Line, as a global platform, has users in more than 230 countries.

The Company respectfully advises the Staff that management does not rely on monthly active paying users, whether globally or by geographic location, to monitor revenue, business performance or the Company’s ability to monetize its user base. Instead, management focuses on overall growth in MAUs, user engagement and revenue in evaluating the Company’s business, including its monetization capabilities.

Specifically, Company management has not been able to discern meaningful trends in monthly active paying users not otherwise already discernable from observable trends in MAUs and other metrics for user engagement disclosed in the Registration Statement. Rather, paying user metrics may be susceptible to temporary impacts resulting from specific product launches or marketing initiatives and therefore less informative from a longer-term perspective, from which the Company manages its business. Further, the Company operates an integrated business that encompasses various products and services offered on its LINE platform, each of which has its own monetization model. The Company believes that MAUs, rather than monthly active paying users, provide a more consistently applicable measure of performance across its various product and service offerings. The Company also notes that, despite there being LINE users in more than 230 countries, a significant majority of the Company’s revenues are currently generated in Japan. As such, the Company does not believe that it can currently identify any material trends in paying users on a geographic location basis.

As such, the Company believes that the metrics already provided in the Registration Statement offer a detailed picture of the Company’s business and are consistent with the level of disclosure provided by companies in the industry that the Company considers to be its peers. The Company further believes that presentation of monthly active paying user information would not be consistent with the level of importance the Company places on such metric in managing its business.

Factors Affecting Our Financial Condition and Results of Operations

User Engagement, page 58

17.	Tell us how the average number of messages sent and received impacts your revenues and why this is a key metric. Please clarify your disclosures accordingly.

The Company respectfully advises the Staff that the Company believes that the average number of messages sent and received is a key metric for its revenues from communication products and services because, while sending and receiving messages is free, when sending messages, users often include in their messages purchased Stickers, which is the Company’s primary revenue source within its communication products offerings. In addition, this metric reflects the level of user engagement, which affects the attractiveness of the LINE advertising products and services as a medium for advertisers, which in turn impacts the Company’s advertising revenue. In response to the Staff’s comment, the Company has revised the disclosure on page 62 to clarify this point.

Mr. Mark P. Shuman

August 18, 2014

18.	To the extent daily average messages sent and received and Stickers sent are key metrics, tell us what consideration you gave to disclosing these metrics for periods that correspond to the periods for which you present financial results. Explain how changes in these metrics correlate to the changes in communication revenue that you disclose on page 67.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 to include additional periods for which data are available. The Company respectfully advises the Staff that there is a strong correlation between changes in these metrics and the changes in communication revenues because, while the prices of Stickers have remained relatively unchanged over these periods, communication revenues have increased over the same periods generally in proportion to these metrics. As also explained above in the response to comment No. 17, while sending and receiving messages is free, when sending messages, users often include in their messages purchased Stickers, which is the Company’s primary revenue source within its communication products offering.

19.	Tell us what consideration you gave to disclosing monthly active paying users of LINE Games, and to disclosing this metric for periods that correspond to the periods for which you present financial results. Explain how the change in this metric correlates to the change in content revenue that you disclose on page 67.

The Company refers the Staff to the response to comment No. 16. As noted in that response, the Company’s management does not rely on monthly active paying users, either in the aggregate or by product/service type, in order to monitor or evaluate its business and believes that presenting such data would not be consistent with the level of importance placed on such metrics by the Company. The Company respectfully submits that it believes that the current disclosures provide a detailed description of the LINE Games business and are consistent with the information used by the Company’s management to evaluate the LINE Games business.

Although the Company believes that there may be some level of correlation between the change in monthly active paying users and the change in content revenue, Company management evaluates trends in content revenue primarily by monitoring trends in LINE Game MAUs, number of downloads and the other factors described on pages 71 and 78 , for reasons also noted in the response to comment No. 16.

20.	We note the disclosure on page 54 of cumulative downloads for applications you offer on the LINE platform. Tell us to what extent and how you use this information on a periodic basis in managing the business and what consideration you gave to reporting comparative period presentation of download activity across your messaging applications, games and other LINE applications.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 to include additional periods for which download activity across the Company’s messaging application, games and other LINE applications has been presented. The Company respectfully advises the Staff that it periodically reviews the cumulative downloads of the LINE messaging application as an indicator of the Company’s performance in acquiring new LINE platform users and the cumulative downloads of LINE Games and other applications as an indicator of the popularity/user acceptance of the games and other content the Company distributes through the LINE platform.

Mr. Mark P. Shuman

August 18, 2014

Results of Operations

Comparison of the Years Ended December 31, 2012 and 2013, page 66

Revenues

21.	Your revenue from content increased dramatically from 2012 to 2013 due to an increase in the sales volume of in-game items for LINE Games and to a lesser extent, increases in the sales of volume of in-game items for LINE Play. Please revise your disclosures to quantify material sources that contributed to these changes. We refer you to III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the disclosure on page 78 identifies the launch of LINE Games only in November 2012 and the subsequent increase in the number of MAUs of LINE Games as material sources that contributed to the increase in the sales volume of LINE Games in 2013 compared to 2012. In response to the Staff’s comment, the Company has revised the disclosure to add the number of cumulative downloads of LINE Games as of the relevant dates to further quantify material sources that contributed to the increase in the sales volume. The Company respectfully advises the Staff that compared to LINE Games, LINE Play was a much less significant source of the increase in revenues from content and as such, the Company has deleted the reference to LINE Play from this discussion.

Advertising

LINE Advertising, page 67

22.	Tell us what consideration you gave to disclosing the number of contracts as of December 31, 2012. Also, tell us what consideration you gave to quantifying the extent to which increases in revenues relate to increases in contracts and the extent to which they relate to increase in prices. We refer you to Item 5 of Form 20-F and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 to disclose the number of contracts as of December 31, 2012. As disclosed on page 78, from 2012 to 2013, revenues from LINE advertising increased approximately 1,110%, while the number of contracts for Official Accounts and for Sponsored Stickers increased approximately 548% and 767%, respectively. In addition, as disclosed on page 71, revenues in the first half of 2014 increased approximately 327% compared to the first half of 2013, while the number of contracts for Sponsored Stickers and Official Accounts increased by approximately 240% and 155%, respectively. These are relatively new products in the fast-evolving mobile platform market and therefore the Company does not yet have in-depth historical data based on which it can project a long-term trend. However, on the basis of the numbers noted above, the Company believes that there is a strong correlation between the number of contracts for its Official Accounts and Sponsored Stickers offerings, which are the Company’s two primary revenue sources within its LINE advertising business, and overall revenues.

On the other hand, while the Company believes that pricing plays a significant role in overall revenue growth, the Company respectfully advises the Staff that it cannot quantify, in a meaningful way, the extent to which increases in revenues are related to increases in prices. The Company offers various types of, and services related to, Sponsored Stickers that vary based on a numbers of factors, such as geographic location, the numbers of Stickers offered in a particular set, inclusion of Sticker design service as well as whether such Sponsored Stickers are offered as an optional service to the Company’s Official Account holders or as a stand-alone product. Therefore, although prices of Sponsored Stickers have generally increased over the periods for which financial information is presented in the Registration Statement while the pricing of Official Accounts has generally remained relatively unchanged, the Company respectfully submits that it does not believe that it is possible to meaningfully quantify, on an overall/average per unit basis, the extent to which increases in revenues relate to increases in prices.

Mr. Mark P. Shuman

August 18, 2014

Portal Advertising, page 67

23.	Tell us what consideration you gave to disclosing the number of contracts as of December 31, 2013 and 2012. Also, tell us what consideration you gave to quantifying the extent to which increases in revenues relate to increases in contracts and the extent to which they relate to increase in prices. We refer you to Item 5 of Form 20-F and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the number of contracts does not correlate to revenues from portal advertising because the Company sells advertising space on its portals and their mobile applications through advertising brokers, rather than through contracts to which the Company is a party, as disclosed on page 114 under “Business – LINE Platform – Advertising Products and Services – Portal Advertising.” Rather, increases in traffic to the portal sites as commonly measured by the number of page views have a direct correlation to increases in revenues. While the Company does not have control over pricing by advertising brokers and does not have access to such information, page views from mobile devices, which generally result in higher advertising revenue as compared to page views from personal computers, have increased both in absolute term and as a proportion of total page views, over the periods for which financial information is presented in the Registration Statement. Accordingly, the Company has revised the disclosure on page 78 to address this point.

Management

Compensation, page 116

24.	Supplementally advise, with a view to disclosure, whether you are required to disclose, or have disclosed, in Japan the annual compensation of your named executive officers and directors on an individual basis for the most recently completed fiscal year. See Item 6.B.1 of Form 20-F.

The Company respectfully advises the Staff that it is not required to disclose, nor has it disclosed, in Japan the annual compensation of its named executive officers and directors on an individual basis for the most recently completed fiscal year.

25.	Disclose the total amounts set aside or accrued by you to provide pension, retirement or similar benefits to your executive officers and directors. See Item 6.B.2 of Form 20-F.

The Company respectfully advises the Staff that it does not separately set aside any amounts for pension, retirement or other benefits for its directors, corporate auditors or executive officers. In response to the Staff’s comment, the Company has revised the disclosure on page 127 to clarify this point.

Underwriting, page 152

26.	You disclose on page 155 that your underwriters may release the shares and ADSs subject to the lock-up agreements at any time with or without notice. Please clarify how this statement is consistent with the provisions of FINRA Rule 5131’s concerning notice of the impending release of lock-up restrictions by the lead book-running manager to the issuer and to the public through a major news source.

In response to the Staff’s comment, the Company has revised the disclosure on page 166 to include the information requested by the Staff.

Intersyndicate Agreement, page 153

27.	Please summarize the terms of the Intersyndicate Agreement that are material to investors and quantify the limited amount of shares that could be subject to resale by the international underwriters or describe how that amount is established.

In response to the Staff’s comment, the Company has revised the disclosure on page 164 to include the information requested by the Staff. The Company respectfully advises the Staff that the number of shares that could be subject to resale by the international underwriters will be at the discretion of certain of the international underwriters according to the terms of the Intersyndicate Agreement.

Mr. Mark P. Shuman

August 18, 2014

Where You Can Find Additional Information, page 163

28.	Disclose that you will file with the SEC your annual report on Form 20-F within 120 days of the end of your fiscal year.

In response to the Staff’s comment, the Company has revised the disclosure on page 174.

Consolidated Statements of Profit or Loss, page F-4

29.	It is not clear how you have presented your classification of expenses in the consolidated statement of profit or loss. We note that you appear to have a mixed presentation of function and nature by presenting “marketing expenses” and “employee compensation costs” respectively in the statement. Please advise or revise according to IAS 1.

The Company respectfully advises the Staff that the expenses in the consolidated statement of profit or loss are presented by nature. The composition of the line items in the consolidated statement of profit and loss is further described on pages 65 through 67 where the Company discloses that its “marketing expenses” exclude compensation expenses of its marketing personnel, and compensation expenses of the Company’s marketing personnel are included as part of the “employee compensation costs” line item on the consolidated statement of profit or loss.

Notes to Consolidated Financial Statements

3. Significant Accounting Policies

(20) Revenue

(i) Communications-LINE Stickers, page F-20

30.	Please clarify why you consider yourself to be principal in these transactions, including how you considered all of the factors in paragraph 21 of IAS 18 IE.

The Company respectfully advises the Staff that it considers itself to be the principal in the sale of LINE Stickers based on the application of the indicators as described in paragraph 21 of IAS 18 IE to the Company’s facts and circumstances. Paragraph 21 of IAS 18 IE provides four indicators for determining whether an entity is acting as a principal or as an agent, as follows:

a.	the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer

The Company has the primary responsibility for creating LINE Stickers and listing LINE Stickers on the Stickers market place, so that end users may purchase and download the LINE Stickers and use them in the LINE messaging application.

b.	the entity has inventory risk before or after the customer order, during shipping or on return

This indicator is not applicable given the virtual nature of LINE Stickers.

Mr. Mark P. Shuman

August 18, 2014

c.	the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services

The pricing of LINE Stickers is determined solely by the Company.

d.	the entity bears the customer’s credit risk for the amount receivable from the customer

The Company does not bear the end users’ credit risk, as credit risk is borne by the payment processing service providers such as Apple and Google.

Further, the last paragraph in paragraph 21 of IAS 18 IE provides the following additional indicator that an entity is acting as agent:

“…the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer.”

As discussed in c. above, the pricing of LINE Stickers is determined solely by the Company, and the amount the Company earns is not predetermined.

As a result of considering all of the criteria referenced in paragraph 21 of IAS 18IE, the Company has determined that it has sufficient exposure to the significant risks and rewards associated with the sale of stickers to support its conclusion that it is acting as principal rather than agent in the sale of LINE Stickers to end users.

31.	We note that you recognize LINE Stickers revenue based on the estimated periods over which LINE Stickers are expected to be used by end users. Please disclose this period. Further, clarify how you determine the estimated period over which LINE Stickers are expected to be used. We note your disclosure on page F-30 that you take into account historical data on Sticker usage and user behavior. Clarify the specific historical data that you took into consideration, including how you track usage, and the length of time you have been tracking usage. Clarify the contractual period over which users have the right to use the Stickers and how you took this into consideration in determining the estimated period of use.

LINE Stickers are durable virtual items, for which end users have the right to use such Stickers for an unlimited period of time. The Company developed an estimate of the usage period by analyzing the usage patterns for samples of LINE Stickers sold and tracking the usage behavior of such users, specifically, the number of times and dates a sticker from a discrete set of purchased LINE Stickers is used. The Company began selling LINE Stickers to end users in April 2012 and used historical data from April 2012 through December 2013 to develop its estimate of the period over which LINE Stickers are expected to be used.

The observed historical data showed that usage of LINE Stickers dropped significantly within a short period of time following purchase. Specifically, the Company observed the foll|owing usage patterns:

No. of days following purchase	Cumulative usage as a % of total observed usage

30 days	85%

90 days	99%

Mr. Mark P. Shuman

August 18, 2014

The Company observed that substantial usage (approximately 85% of total usage) was concentrated in the first 30 days from purchase of a Sticker set, and usage continued to decline from the 31st day onwards. Within the first 30 days, sticker usage was weighted heavily towards the earlier part of the 30-day period, decelerating through the end of such period. Accordingly, since the first LINE Sticker sales in April 2012 through the Company’s fiscal quarter ending March 31, 2014, the Company recognized all LINE Sticker revenue over the 30-day period from purchase, following an accelerated schedule within such period, which substantially reflects the historically observed user usage patterns. Based on an estimated daily cumulative usage schedule within each 30-day recognition period, the Company then deferred revenue for Sticker sales as of each accounting period end to account for the estimated remaining usage within the relevant 30-day period from each sale.

Beginning with the second quarter of 2014, the Company reevaluated its revenue recognition methodology and decided to apply a 90-day revenue recognition period in order to more closely track actual usage patterns accounting for an estimated 99% of total usage (as shown in the table above), rather than an abbreviated 30-day period accounting or an estimated 85% of total usage. This adjusted revenue deferral method continued to follow an accelerated revenue recognition schedule within the 90-day period, more closely reflecting the actual user usage patterns.

While this change results in a more precise recognition of LINE Sticker revenue, the Company recognizes that it had the additional data available regarding usage patterns over the full 90-day period at the time it prepared its previous estimates and recorded revenues in its financial statements prior to April 1, 2014. The impact of the correction of the estimated usage period from 30 to 90 days on the financial statements for the six-month period ended June 30, 2014 resulted in an understatement of revenue for the six-month period ended June 30, 2014. The Company evaluated the effects of such correction on the financial statements for the six months ended June 30, 2014, from both a quantitative and qualitative standpoint, and determined that such impacts were immaterial for such period and for all prior-period interim and annual financial statements presented. Accordingly, the annual and interim financial statements for prior periods have not been restated.

The Company supplementally notes that in connection with its review and change of its methodology for its accounting for LINE Stickers, the Company also reviewed its methodology for accounting for Sponsored Stickers and decided to change such methodology as discussed below.

The Sponsored Sticker product was first introduced in July 2012. The terms of the advertising arrangement underlying such product require the Company to list and feature the Sponsored Stickers for download on the LINE platform for 28 days from the date of release (such 28-day period, the “listing period”). The Sponsored Stickers are only available for download during the listing period, but can be used by end users for 180 days from the date of download. The standard period of the underlying advertising contract between the Company and the advertiser is the full 208-day period (28 days listing period plus 180 days usage period for Sponsored Stickers downloaded on the last day of the listing period).

When Sponsored Stickers were first introduced in July 2012, the Company expected that the end user usage pattern of such stickers would be similar to that of LINE Stickers, including a concentration of usage during the days immediately following download (see explanation above). This assumption was based on the fact that Sponsored Stickers and LINE Stickers serve a similar purpose and function to end users. As such, prior to April 1, 2014, the Company recognized all revenues attributable to Sponsored Stickers on the 28th day following the commencement of the advertising contract period, which the Company believed resulted in the recognition of a reasonable approximation for the recognition of revenues from Sponsored Stickers over their usage period.

Mr. Mark P. Shuman

August 18, 2014

Beginning with the three-month period ended June 30, 2014, the Company reevaluated the methodology for deferring and recognizing revenue related to Sponsored Stickers and decided to apply a revenue recognition model designed to more precisely reflect actual Sponsored Sticker usage patterns of end users. Based on historical data over the period from July 2012 through December 2013, the Company estimated the daily cumulative usage as of each day within the 208-day contract period as a percentage of total projected usage. Historical usage information tracked by the Company included downloads and usage information for each set of Sponsored Stickers by end users, as well as the specific number of times and dates a sticker from a discrete set of Sponsored Stickers is used. Similar to the user usage pattern of LINE Stickers, total Sponsored Sticker usage was also observed to be significantly weighted towards the earlier part of the total usage period following download of the Sponsored Sticker set. Accordingly, effective April 1, 2014, the Company recognizes revenue for Sponsored Stickers across 208 days, corresponding to the underlying advertising contract period throughout which end users are able to use downloaded Sponsored Stickers. Such revenues are recognized following an accelerated recognition schedule based on the Company’s estimated daily cumulative usage schedule, which more closely reflects actual historical usage patterns. The Company then defers revenue as of each accounting period end by applying the unused percentage of revenue for each contract as of such date.

While this change results in a more precise recognition of Sponsored Sticker revenue, the Company recognizes that it had sufficient data available regarding end user usage patterns at the time it prepared its previous estimates and recorded revenues in its financial statements prior to April 1, 2014. The impact of this correction in revenue recognition methodology resulted in an understatement of revenue for the six-month period ended June 30, 2014. The Company has evaluated the effects of this correction on the financial statements for the six months ended June 30, 2014, from both a quantitative and qualitative standpoint, and has determined that such effects were immaterial for such period and for all prior-period interim and annual financial statements presented.

Additionally, the Company has evaluated the aggregate effects of correcting its revenue recognition methodologies for LINE Stickers and Sponsored Stickers discussed above, along with the de minimis effects of correcting its revenue recognition methodology for virtual durable goods for its LINE Play application discussed in its response to comment No. 35. The aggregate impact of these corrections on the financial statements for the six-month period ended June 30, 2014 resulted in an understatement of revenue, profit from operating activities and net income of 383,215 thousand yen, 335,421 thousand yen, and 207,927 thousand yen, respectively, for the six months ended June 30, 2014. The Company evaluated the aggregate effects of such corrections on the financial statements for the six months ended June 30, 2014, from both a quantitative and qualitative standpoint, and determined that such impacts were immaterial for such period and for all prior-period interim and annual financial statements presented. Accordingly, the prior-period interim and annual financial statements have not been restated.

The Company has disclosed the change in revenue recognition methodologies for LINE Stickers and Sponsored Stickers along with the aggregate impact of such corrections described above, including the de minimis effects of correcting its revenue recognition methodology for durable virtual items for its LINE Play application, in Note 3 to its interim condensed consolidated financial statements. The Company continues to monitor the usage patterns of LINE Stickers and Sponsored Stickers and may further adjust their respective revenue recognition methodologies as appropriate. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages F-21 through F-23 to disclose the estimated periods over which LINE Stickers and Sponsored Stickers are expected to be used by end users.

Mr. Mark P. Shuman

August 18, 2014

(ii) Content-LINE Games

(a) Social games developed by third-party platform partners

32.	We note your disclosure that you consider yourself the principal in providing services to third-party platform partners. Please clarify the third-party platform partners to whom you are referring, the role of these parties, and how you considered all of the factors in paragraph 21 of IAS 18 IE in determining that you are the principal in these transactions. Please also clarify who your customers are in these transactions. In this regard, you refer to arrangements and services provided to third-party platform partners, but you state that revenue recognized is consideration paid by end users. Please clarify the specific fees, if any, paid by the third-party platform providers, and whether you contract with the third party platform partners or the end users for purchases made. Revise your disclosures accordingly.

The Company advises the Staff that the third-party platform partners referred to are the third-party game developers, who develop games and sell their products, namely, the in-game virtual items used by end users, directly to end users via the LINE platform.

The transaction flow of the sale of in-game virtual items developed by third-party game developers to end users via the LINE platform is as follows:

Step 1)     The Company enters into a revenue sharing arrangement with a third-party game developer to offer its game on the LINE platform and also provide for the processing of payments made by end users and hosting of servers.

Step 2)     The game is added to the LINE platform and made available to end users.

Step 3)     End users download the game for free.

Step 4)     End users purchase in-game virtual items, primarily via payment processing service providers, such as Apple App Store or Google Play.

Step 5)     The payment processing service providers remit such proceeds to the Company after deducting their transaction fee, which is a fixed percentage of the total consideration paid by end users. The settlement of payment processing fees and remitting of net proceeds between the Company and the payment processing service providers occurs on a monthly basis.

Step 6)     Based on data of end user purchases of in-game virtual goods tracked by the Company, the Company calculates the total amount of revenue to be shared with the third-party game developer based on the terms of the revenue sharing arrangement, and remits such proceeds to the third-party game developer.

The terms of the revenue sharing arrangements with the third-party game developers provide that when end users purchase in-game virtual items sold by the game developers via the LINE platform, the Company receives a fixed percentage of the net proceeds received from the payment processing service providers.

With respect to the sale of in-game virtual items to end users, the Company has determined that the third-party game developer is the primary obligor for such sales. Additionally, the Company views the third-party game developers to be its customers with respect to the following services provided by the Company to the third-party game developers: 1) channelling end users to the online games, 2) payment processing services, and 3) server hosting services. These services are further described in the response to comment No. 34 below.

Mr. Mark P. Shuman

August 18, 2014

In reaching the conclusion that the third-party game developer is the primary obligor for the sale of in-game virtual items to end users, the Company considered the four indicators for determining whether an entity is acting as a principal or as an agent in paragraph 21 of IAS 18 IE, as follows:

a.	the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer

For these transactions, the third-party game developer has the primary responsibility to develop, maintain and update the online games. In addition, third-party game developers create the in-game virtual items which end users may download and use in the mobile games.

b.	the entity has inventory risk before or after the customer order, during shipping or on return

This indicator is not applicable given the virtual nature of the in-game items.

c.	the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services

The pricing of in-game virtual items is mutually agreed between the third-party game developer and the Company.

d.	the entity bears the customer’s credit risk for the amount receivable from the customer

Since payments by end users are processed by payment processing service providers such as Apple and Google, neither the third-party game developer nor the Company bears the end users’ credit risks.

Further, the last paragraph in paragraph 21 of IAS 18 IE provides the following additional indicator that an entity is acting as agent:

“…the amount the entity earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer”

Pursuant to the revenue-sharing arrangement with the third-party game developers, the Company is entitled to receive a fixed percentage of the net proceeds received from the payment processing service providers.

After considering the above criteria, the Company has determined that the third-party game developer has exposure to the significant risks and rewards associated with the sale of in-game items to end users and concluded that the third-party game developers are acting as principal with respect to these transactions.

Accordingly, the Company records revenue from the sale of in-game items net of 1) the processing fee paid to the payment processing service providers and 2) the portion of the proceeds remitted to the third-party game developer pursuant to the revenue sharing arrangement.

The Company acknowledges that the previous disclosures may have been confusing. The Company has revised the disclosures on pages F-21 and F-22 to better clarify the roles and relationships of the various parties with respect to sales of in-game virtual items.

Mr. Mark P. Shuman

August 18, 2014

33.	We also note your disclosure that revenues recognized are the net proceeds, which are the amounts of total considerations paid by end users, less processing fees paid to payment processing service providers and the amount paid to third-party game developers. However, we note your disclosure on page 61 that payment processing and licensing expenses include processing fees paid to Apple and Google, your payment processing service providers, and licensing fees paid to owners of third-party content. As such, it appears that these fees are not net with revenue in your income statement. Please reconcile these disclosures.

The Company respectfully advises the Staff that the payment processing and licensing expenses described on page 65 are related to the payment processing expenses incurred from sales of virtual items for internally developed social games and LINE Stickers and the licensing expenses incurred from sales of LINE Stickers, where the Company acts as principal in such transactions and recognizes related revenues on a gross basis. For sales of in-game virtual items developed by third-party game developers, as explained in the response to comment No. 32, revenues are recognized on a net basis (i.e., net of payment processing fees paid to Apple and Google), and no licensing fees are incurred by the Company. The Company has revised the disclosure on page 65 accordingly.

34.	We note your disclosure that because objective evidence of the selling price such as third-party evidence of the selling price is not available, the Group estimates the fair value of the services based on cost plus margin. Total consideration is then allocated amongst the services based on the respective estimated fair values. We further note your disclosure that revenues are recognized when purchases of in-game items developed by third-party game developers are made by end users over the contract period which such games are accessible on the Group’s platforms. As such, it is unclear how consideration is allocated amongst the different services that you describe. Please clarify these disclosures and the revenue recognition policies for each of these services that you describe.

The Company advises the Staff that as disclosed on pages F-21 and F-22 and further explained in the response to comment No. 32 above, the revenue sharing arrangements with the third-party game developers obligate the Company to provide the game developers with the following three services:

—     Channeling services

The Company provides third-party game developers access to the LINE platform in order to channel end users to the games and facilitate purchases of virtual items.

—     Payment processing services

The Company provides payment processing services with respect to the net proceeds received from the payment processing service providers.

There is a time lag of approximately three months from the sale of virtual items to end users before the game developers receive their share of the proceeds.

—     Server hosting services

The Company provides server hosting services to third-party game developers, in which mobile games developed by third-party game developers are hosted on the Company’s server which is connected to the Internet, so that end users may access such mobile games at all times.

The Company monitors the popularity of games developed by third-party game developers along with sales of in-game items and when the games’ popularity falls below acceptable levels, such games will be terminated (i.e., removed from the LINE platform) upon mutual agreement between the Company and the game developers. The third-party game developers are then required to notify end users two months prior to termination of the game. Once the announcement is made, in-game virtual items are no longer available for purchase, but the game is still available for end users to play for the remaining two month period. As such, no revenue related to sales of virtual items developed by third-party game developers is generated subsequent to the announcement of game termination.

Mr. Mark P. Shuman

August 18, 2014

The Company views the net proceeds received from the sale of a virtual item as a fee for the three services provided pursuant to the revenue sharing arrangement with the third-party game developer. This fee is allocated to the three services and recognized as follows:

(1) Channeling service

The Company believes that the channeling service is delivered at the time of purchase of in-game virtual items by the end users. As such, the Company believes that related revenue should be recognized at the time of sale of the virtual items developed by the third-party game developers to end users.

Of the three services provided, the Company believes that the channeling service provides the most value to the third-party game developers as it provides the third-party game developer with an opportunity to promote its games and market in-game items to LINE’s end users. However, it is impracticable to reasonably estimate the fair value of such services, given that there is no objective evidence of selling price for the channeling service, and it is extremely difficult to isolate specific costs attributable to the delivery of the channeling service and to estimate the margin on such services. As a result, the Company uses the residual method and allocates the residual amount to the channeling service, which is the net proceeds received less revenue allocated to payment processing services and hosting services as discussed below.

(2) Payment processing services

The Company provides payment processing services to the third-party game developers. Such services include 1) receiving the net proceeds received from payment processing service providers, 2) calculating the total amount of revenue to be shared with third-party game developers and 3) remitting such proceeds to the third-party game developers. There is a period of approximately three months from the sale of the virtual items to end users before the game developers receive their share of the proceeds representing the period over which the payment processing services are provided. As such, the Company recognizes revenue generated from the payment processing services over three months subsequent to the announcement of game termination.

The Company used a cost plus margin approach to estimate the fair value of the payment processing services. The Company estimated the profit margin by surveying comparable companies which also provide similar payment processing services, and applied such estimated profit margin to the cost incurred for the payment processing services to determine the total amount of revenues to be deferred.

(3) Server hosting services

The Company provides server hosting services to the third-party game developers over the life of the game.

As noted above, no additional revenues are generated from the sale of virtual items once the game termination announcement is made by the third-party game developers, which is two months prior to the actual termination of the game, as end users can no longer make any additional purchases of in-game virtual items. However, the Company has to continue to provide server hosting services for two additional months until such game is terminated.

Mr. Mark P. Shuman

August 18, 2014

Accordingly, the Company has estimated the fair value of two months of server hosting services using the cost plus margin approach. The revenue recognition of this amount is deferred to the two months following the announcement of game termination. The Company uses gross margin information from its data management segment which provides similar server hosting services to third parties, and applies such profit margin to the historical server hosting costs to determine the estimated fair value of server hosting services revenue to be deferred.

The Company acknowledges that the previous disclosures may have been confusing. The Company has revised the disclosure on pages F-21 and F-22 accordingly.

(b) Internally developed social games

35.	We note your disclosure that revenues are recognized over the estimated period over which virtual items are expected to be used by end users. Please disclose this period. Further, clarify how you determine the estimated period over which virtual items are expected to be used. We note your disclosure on page F-30 that you take into account historical data on purchase patterns and user behavior. Clarify the specific historical data that you took into consideration, including how you track usage, and the length of time you have been tracking usage. Clarify the contractual period over which users have the right to use the virtual items and the life of the games, and how you took this into consideration in determining the estimated period of use.

The Company offers both consumable and durable virtual items in its internally developed games, and applies different revenue recognition methods to each. Common characteristics of consumable virtual items include the fact that such virtual items are consumed by end users’ specific actions and do not provide end users with any continuing benefits. A durable virtual item represents an item that is accessible to end users over the life of the game or application (“app”) or provides the end user with continuing benefits. However, in many cases, the Company has determined that durable virtual items only provide benefits to end users over discrete periods of time, as reflected by end users’ purchasing patterns and user behavior. Accordingly, the Company recognizes revenues attributable to consumable virtual items immediately at the time of sale, whereas revenues attributable to the sale of durable virtual items are recognized over their estimated usage periods, which range from several days to several weeks, depending on the game or app, the nature of the virtual item and the behavior of end users with respect to each item. As for the life of the underlying game or app, the Company has no history of termination of internally developed games or apps and does not have an estimate as to when the Company might terminate any one of such games or apps in the future.

Below is a more detailed analysis of the virtual items sold on the two internally developed game/apps offered by the Company through June 30, 2014, namely LINE Bubble and LINE Play.

i) LINE Bubble (Game)

LINE Bubble offers both consumable (“Carrots”) and durable (“Pets”) virtual items. The Company recognizes revenue for Carrots immediately upon sale, based on the fact that the theoretical estimated life of a Carrot is no longer than 15 minutes. Each user is initially provided with five free Carrots each time it launches LINE Bubble, and must use one Carrot per round of play. However, each Carrot is automatically “recharged”, at no cost, 15 minutes after completion of each round of play, therefore obviating the need to purchase additional Carrots unless the player is unwilling to wait 15 minutes.

Mr. Mark P. Shuman

August 18, 2014

Pets are durable virtual items, which users are able to accumulate through multiple/successive purchases. However, the Company has designed Pets in a way such that a typical user is most likely to use only the “strongest” version of the multiple Pets that any given user might possess at a given time, rendering the remaining Pets in its collection unlikely to be used. Therefore, the Company determined that the interval between purchases of Pets served as a reasonable estimate of the usage period for each Pet. According to the records available in the Company’s IT systems, the average repurchase interval by user for the period between July 2013 and December 31, 2013, was four days. (While LINE Bubble was first introduced in December 2012, the Company only began offering “Pets” for purchase beginning July 2013.) The Company determined that the amount of revenue to be deferred as of the period end was not material for any of the periods presented, and accordingly recognized sales of “Pets” immediately due to their short estimated usage period of four days.

ii) LINE Play (App)

LINE Play offers two types of durable virtual items for sale – “fashion” items and “interior” items – which are available to end users over the life of the app. However, the Company has determined that such items only provide benefits to end users over a relatively short period of time, as reflected by observed user purchasing patterns and user behavior. For the fiscal quarter ended March 31, 2014 and prior periods, the Company tracked user purchase activity and reviewed user profiles over the period from November 2012 (which was when LINE Play was first introduced) through December 2013. Based on these observations, the Company determined that the average interval between purchases of in-app durable goods by each user was a reasonable approximation of the usage periods of such virtual items. The Company has historically determined such period to range between 9 days and 17 days, depending on the nature of the durable virtual item. Accordingly, for the fiscal quarter ended March 31, 2014 and prior periods, the Company recognized revenues attributable to sales of durable virtual items over such respective periods.

During the second quarter of 2014, the Company reevaluated its methodology for recognizing revenue related to LINE Play’s durable virtual items, and decided to apply a revenue recognition model that better reflects actual usage periods. Specifically, the Company reevaluated the available quantitative and qualitative information to estimate the usage period of the virtual items. The Company analyzed samples of end users’ purchasing behavior, such as the number of items purchased and intervals between purchases of discrete items, as well as usage behavior, such as the average number of items an end user uses at a point of time (i.e., the average number of fashion items an end user typically uses to accessorize his/her avatar, and the average number of interior items an end user typically uses to decorate his/her virtual room) and the average turnover period of such virtual items (i.e., the period of time it takes an end user to replace such virtual items with newly purchased items).

Based on such data, the Company derived average usage periods for the virtual durable items ranging from 4 to 38 days. The Company began applying these revised usage periods to virtual durable items purchased beginning with the three month period ended June 30, 2014.

While this change results in a more precise recognition of revenue from sales of in-game/in-app virtual items, the Company recognizes that the additional data used to modify its estimates was available at the time it prepared its previous estimates and recorded revenues in its financial statements prior to April 1, 2014.

The Company has evaluated the impact of this correction in revenue recognition methodology from both a quantitative and qualitative standpoint, and has determined that the impact of such corrections on the financial statements for the six-month period ended June 30, 2014 resulted in an understatement of revenues of 8,734 thousand yen during the six months ended June 30, 2014, which the Company deemed to be immaterial. Additionally, the Company has evaluated the impact of the correction on all prior-period interim and annual financial statements presented, and has determined its effects to be immaterial. Accordingly, the Company has concluded that the prior-period interim and annual financial statements do not need to be restated. Please refer to response to comment No. 31 for the Company’s evaluation of the aggregate impact of this correction, together with other corrections made in the second quarter of 2014, on the financial statements for all periods presented.

Mr. Mark P. Shuman

August 18, 2014

The Company continues to monitor the usage patterns of virtual items offered on LINE Bubble and LINE Play and may further adjust the estimated usage periods as appropriate. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page F-22 accordingly.

Advertising

(i) LINE Advertising – Official Accounts and Stickers, page F-21

36.	Please clarify your disclosure to explain how you recognize revenues through the use of a subscription revenue model yet do so as “services are rendered” over the contract period. It is also not clear how you have numbered this caption within Note 3(20) as an “(i)”.

The Company respectfully advises the Staff that revenue attributable to LINE Official Accounts are recognized using the subscription revenue model, ratably over the contract period. The Company has revised the disclosure on pages F-22 and F-23 accordingly.

The Company recognizes that the numbering within Note 3(20) may have been confusing and, accordingly, has re-numbered the captions within Note 3(20) on pages F-21 through F-23. This caption now appears as paragraph “(iii)” within Note 3(20).

37.	In addition, please clarify your disclosure to explain the nature and terms of the “related revenues” associated with the listing of Sponsored Stickers in the LINE Stickers market place, provided to advertisers.

The Company respectfully advises the staff that the “related revenues” referred in the footnote refers to the revenue associated with the listing of Sponsored Stickers. The Company recognizes that the word “related” may be confusing in this context and, accordingly, has deleted the word “related” from the footnote. Please refer to the Company’s response to comment No. 31 for the discussion of nature, terms and accounting treatment of Sponsored Stickers revenues.

(ii) Portal advertising, page F-22

38.	You appear to provide two portal services, curation and web portal advertising. It is not clear from your disclosure what the accounting policy is for revenue recognition related to the provision of online content curation services. Please revise or advise.

The Company respectfully advises the Staff that the web portals, livedoor and NAVER Matome, generate revenues from advertising services provided to advertisers only. NAVER Matome provides curation functionality to end users only. However, fees are not charged to end users for curation services provided to end users, and reference to curation services has been deleted on page F-23 accordingly.

Mr. Mark P. Shuman

August 18, 2014

Data management services, page F-22

39.	Please describe for us the nature and terms of the contracts as well as the type of customers that use your data management services. Tell us what other services or products you provide to this customer base.

The Company respectfully advises the Staff that revenues from data management services primarily consist of data storage and data hosting services. The data management service contracts are entered into on a month-to-month basis with fixed monthly fees. The Company’s customers for these services primarily consist of online game developers who purchase stand-alone data management services, as disclosed on page 114. No other services or products are provided to this customer base. Online game developers who purchase stand-alone data management services represent a different customer base than those mentioned in the Company’s response to comment No. 32. Online game developers mentioned in the response to comment No. 32 refer to online game developers who develop mobile games and sell in-game virtual items directly to end users via the LINE platform. Such online game developers enter into revenue sharing arrangements with the Company, where the Company also provides payment processing services and server hosting services.

Promotional Virtual Credits

40.	We note from disclosure in Note 4. (d) “Provisions” that you record a provision for the licensing expense payable to the third-party platform partners upon redemption of promotional virtual credits for virtual items by end users in the future. However, what is not clear is how you are accounting for any multiple-element arrangement considerations related to these credits. In this regard, tell us how you considered whether the use of promotional credits is part of any multiple-element arrangement revenue. Please clarify your accounting accordingly.

The Company respectfully advises the Staff that the provisions provided for promotional virtual credits are attributable to services with no multiple element arrangement considerations. The provisions are primarily provided for free promotional virtual credits, namely the LINE Fortune Coin and LINE Manga Coin, issued for the LINE Fortune application (fortune-telling services) and LINE Manga application (online comic book store), as the Company is obligated to pay the fortune-telling content providers and comic books publishers licensing fees upon redemption of free promotional virtual credits by end users.

Share-Based Payments, page F-69

41.	Please disclose the weighted average fair value of options granted during each period presented as required by paragraph 47(a) of IFRS 2. Please also provide this information for the options granted that you disclose in Note 33.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-74 and F-81 to disclose the weighted average fair value of options granted in the years ended December 31, 2012 and 2013, and those granted subsequent to December 31, 2013.

Mr. Mark P. Shuman

August 18, 2014

Business Combinations

Acquisition of LINE Play, page F-73

42.	Please clarify the factors that you considered in determining that LINE Play was a business rather than an acquisition of assets. In this regard, we note your disclosure on page 8 that LINE Plus Corporation provides sales and marketing services for the LINE platform outside of Japan. Please clarify the specific assets and activities that were acquired, and how they meet the definition of a business as set forth in IFRS 3. Please also clarify whether there was any goodwill or intangibles associated with this business, recorded by NAVER prior to this acquisition. Clarify how these amounts have been reflected in your financial statements.

The Company respectfully advises the Staff that LINE Play Corporation (“LINE Play”) met the definition of a business as defined in IFRS 3. LINE Play, incorporated in Korea, was established by NAVER Corporation as a wholly owned subsidiary in November 2011 prior to the Company’s acquisition of LINE Play in 2013.

LINE Play mainly provides content designing services for the LINE Play application (“LINE Play app”), which is a virtual avatar community managed by the Company, and sticker designing services for the LINE platform. The activities of LINE Play have remained unchanged prior to and after this acquisition.

The Company considered the factors included in paragraph B7 of IFRS 3 in determining that LINE Play was a business, as follows:

(1)	Input: LINE Play had employees who create, design and develop avatars that could be used in the LINE Play app and stickers that can be used on the LINE platform. The LINE Play employees remained after this acquisition. In addition, LINE Play had cash and cash equivalents, and property and equipment which were utilized in LINE Play’s normal cycle of business operation prior to this acquisition.

(2)	Process: LINE Play had an operational process in which an organized workforce with necessary skills and experience developed virtual items for the LINE Play app, the virtual avatar community, and stickers for the LINE platform.

(3)	Output: LINE Play generated revenues mainly through developing the LINE Play app virtual goods and stickers to the Company prior to the acquisition.

As LINE Play was established by NAVER Corporation, the Company’s parent company, there was no goodwill or intangibles associated with this business prior to this acquisition. As disclosed on page F-78, Note 29, the acquisition of LINE Play by the Company was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Play were retrospectively consolidated at predecessor carrying values, as if such transaction had occurred at the beginning of the earliest period presented in the Company’s consolidated financial statements.

Exhibits

43.	Please tell us whether you intend to file the data hosting agreement with NAVER Business Platform Corporation dated October 20, 2010.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company entered into the data hosting agreement with NAVER Business Platform Corporation, dated December 20, 2010, in the ordinary course of business and that such agreements ordinarily accompany the kind of business conducted by the Company and its subsidiaries, as such terms are used in Item 601(b)(10) of Regulation S-K. Accordingly, the Company does not believe the agreement constitutes a material contract within the meaning of Item 601(b)(10) of Regulation S-K, and therefore, it does not intend to file this agreement as an exhibit.

*        *        *         *        *        *        *

Mr. Mark P. Shuman

August 18, 2014

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of our client, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Draft No. 2 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Laura Veator, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Jan Woo, Attorney-Advisor

Division of Corporation Finance, Securities and Exchange Commission

Akira Morikawa, Representative Director, President and Chief Executive Officer

LINE Corporation

Alan L. Beller, Esq.
Craig B. Brod, Esq.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq.
David Sneider, Esq.
Youngjin Sohn, Esq.
Simpson Thacher & Bartlett LLP

Appendix Index

Appendix	F-1 Page Reference	Third-party language in F-1	Source	Index Page Reference
A1	1, 59, 96	According to App Annie, LINE was the fourth largest application publisher globally for the six-month period ending June 2014 based on the number of Social/Communication downloads from Google Play and Apple App Store combined.	AppAnnie	2

A2	5, 101	Consumer spending on paid content on mobile devices globally is projected to increase from $24.4Bn in 2013 to $69.3Bn in 2018, according to IDC.	IDC	3

A3	4, 101	In 2013, according to App Annie, mobile messaging applications made up six of the top ten applications excluding games based on downloads from Apple App Store and Google Play combined; three of the remaining four were social networking applications.	AppAnnie	4

A4	5, 102	The global mobile advertising market is projected to increase from $15.7Bn in 2013 to $75.7Bn in 2018, according to IDC.	IDC	5

A5	110	In 2013, according to App Annie, LINE ranked as the world’s fifth largest mobile publisher based on gross game revenue from Apple App Store and Google Play combined.	AppAnnie	6

A6	100

Mobile Internet Opportunity

According to OVUM, mobile phone connections reached 6.6 billion globally at end December, 2013 and are expected to grow to 8.5 billion by end December, 2019. Advances in wireless technology, the build-out of network infrastructure and lower costs are facilitating the availability and adoption of high speed mobile data services globally. 3G and 4G connections are projected to grow from an estimated 2.0 billion as of December 31, 2013 to 6.7 billion as of December 31, 2019. A significant majority of the incremental connections are expected to be in the developing Asia-Pacific, Africa and the Americas excluding the United States and Canada.

			OVUM	7

A7	100	The mobile Internet industry has experienced rapid growth driven by the proliferation of mobile devices such as smartphones and tablets and the popularity of applications available on these devices. According to the Worldwide New Media Market Model 2H-2013 by IDC, global mobile Internet users were estimated to reach 1.3 billion as of December 31, 2013 and are expected to more than double to reach 2.7 billion as of December 31, 2018.	IDC	8

A8	100	In 2013, global mobile Internet users spent an estimated 29 hours per month online, according to IDC.	IDC	9

Appendix

A1

LINE Total Downloads and Revenue

Last 6 Months (iOS Social, GP Social and GP Communications Category)

01/2014–06/2014

Rank	Parent Company Name

Total Worldwide Downloads
1	Facebook
2	Microsoft
3	Twitter
4	LINE
5	Tencent
6	Rakuten
7	Opera Software
8	Google
9	Yahoo
10	AVG

Total Worldwide Revenue
1	LINE
2	Zoosk
3	Microsoft
4	Inter Active Corp (IAC)
5	Badoo
6	Cocone
7	Grindr
8	GEB AdoptAGuy
9	Mixi
10	Rakuten

Appendix (cont’d)

A2

Consumer Paid Content

	2009	2010	2011	2012	2013	2014E	2015E	2016E	2017E	2018E	CAGR 2013–2018

Mobile Spending
Audio	961,216,230	1,684,278,221	2,811,188,650	4,073,787,210	5,282,577,344	6,325,955,776	7,772,775,110	9,207,613,517	10,826,193,412	12,837,829,402	19.4%
Video	40,047,611	75,343,682	137,035,411	215,625,556	300,268,869	393,227,206	498,545,873	616,626,238	769,696,173	992,944,380	27.0%
Playing Online Games	25,433,285	50,751,202	98,895,825	164,417,141	242,629,029	334,736,918	416,998,242	502,977,991	605,541,390	742,148,550	25.1%
Ebooks	403,299,043	1,021,412,116	2,453,076,765	4,731,353,270	7,855,898,661	11,547,306,283	14,300,699,018	17,128,325,282	20,486,404,808	24,974,113,565	26.0%
Downloaded Apps or Software	662,220,000	1,529,650,000	4,035,714,286	5,961,538,462	10,275,456,264	14,870,783,791	19,472,457,950	22,906,069,856	25,181,069,856	28,229,663,165	22.4%
Other	77,315,578	138,118,160	243,521,051	364,306,324	480,678,896	596,795,497	748,462,686	912,343,299	1,113,108,559	1,386,893,634	23.6%

Total	2,169,531,748	4,499,553,381	9,779,431,988	15,511,027,962	24,437,509,063	34,068,805,471	43,209,938,879	51,273,956,183	58,982,014,197	69,163,592,698	23.1%

Appendix (cont’d)

A3

LINE Total Downloads

12 Months of 2013 (iOS and GP Applications Non-Game Category)

01/2013–12/2013

Rank	App

Worldwide Downloads

1	Facebook
2	WhatsApp Messenger
3	Skype
4	Facebook Messenger
5	Instagram
6	LINE
7	Twitter
8	YouTube
9	Viber
10	WeChat

Appendix (cont’d)

A4

Advertising

	2009	2010	2011	2012	2013	2014E	2015E	2016E	2017E	2018E	CAGR 2013–2018

Mobile Internet Advertising By Device Category ($ Spending by Device Category)
Mobile Phones	1,875,448,658	3,034,234,732	4,602,219,184	6,039,368,306	8,757,495,419	11,964,162,717	15,906,144,970	20,670,139,543	26,030,302,941	31,002,224,521	28.8%
Media Tablets and eReaders	18,162,370	232,207,462	1,161,499,627	2,672,513,563	5,591,204,195	9,384,010,212	13,946,253,444	19,502,616,103	25,586,146,624	33,084,159,244	42.7%
Other Mobile Devices	173,681,689	363,354,436	622,503,786	820,957,200	1,392,626,317	2,276,796,606	3,546,203,108	5,453,166,788	8,057,431,164	11,598,455,329	52.8%

Total	2,067,292,717	3,629,796,630	6,386,222,596	9,532,839,069	15,741,325,931	23,624,969,536	33,398,601,522	45,625,922,434	59,673,880,729	75,684,839,094	36.9%

Appendix (cont’d)

A5

LINE Total Downloads and Revenue

12 Months of 2013 (iOS and GP Games Category)

01/2013–12/2013

Rank	Parent Company Name

Worldwide Downloads
1	Electronic Arts
2	Gameloft
3	Rovio
4	King
5	Tiny Piece
6	Disney
7	Storm8
8	Imangi
9	LINE
10	Glu

Worldwide Revenue
1	King
2	GungHo Online
3	Supercell
4	Electronic Arts
5	LINE
6	GREE
7	CJ Group
8	Kabam
9	DeNA
10	Gameloft

Appendix (cont’d)

A6

Annual Total Subscriptions for Jul 2012 to Dec 2019

Exported on 11 Aug 2014

	Total Subscriptions		Total 3G / 4G
Region	Dec 2013	Dec 2019E	Dec 2013	Dec 2019E
Africa	807,295,104	1,230,609,500	95,782,900	955,186,100
Americas	713,825,553	845,252,200	195,563,540	724,960,000
Asia Pacific	3,305,898,571	4,336,444,200	924,234,800	3,271,124,800
Europe: Eastern	583,135,132	650,972,100	160,681,500	555,938,900
Europe: Western	606,431,548	616,712,400	377,496,881	588,155,600
Middle East	278,016,798	362,729,400	61,618,800	206,880,500
USA / Canada	383,261,838	430,973,600	323,625,100	424,276,600

Total	6,677,864,545	8,473,693,400	2,139,003,521	6,726,522,500

Appendix (cont’d)

A7

Internet Users

	2009	2010	2011	2012	2013	2014E	2015E	2016E	2017E	2018E	CAGR 2013–2018

By Access Mode (Aggregated Mobile Users Numbers)
Mobile Users	423,147,662	565,420,627	803,943,025	1,058,956,712	1,304,791,084	1,565,610,845	1,820,460,659	2,088,546,501	2,378,278,836	2,677,251,491	15.5%

Appendix (cont’d)

A8

Hours Spent Online

	2009	2010	2011	2012	2013	2014E	2015E	2016E	2017E	2018E	CAGR 2013–2018

Total
Hours/Month	15.4	16.2	22.7	25.3	28.5	31.6	34.3	36.5	38.6	40.5	7.3%